EXHIBIT 20.1

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL  33401

NEWS RELEASE

TODHUNTER INTERNATIONAL, INC. ANNOUNCES FINANCIAL RESULTS
FOR FOURTH QUARTER AND FISCAL YEAR ENDED SEPTEMBER 30, 2004

WEST PALM BEACH, FLORIDA – December 21, 2004 — Todhunter International, Inc. (AMEX: THT), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its fourth quarter and fiscal year ended September 30, 2004.

For fiscal 2004, net sales were $96,415,699 versus $90,444,293 in fiscal 2003.  Gross profit was $27,731,977 compared to $29,269,680 and net loss in 2004 was $908,397 compared to net income of $3,403,030 reported in 2003.  Net loss per diluted share was $0.16 versus earnings per diluted share of $0.60 a year ago.  During the prior fiscal year’s first and third quarters, the Company incurred one-time charges of approximately $1,078,000, net of income taxes, relating to the retirement of the Company’s former Chief Executive Officer and Chief Financial Officer.  After adding back these charges, earnings per diluted share were $0.79 for 2003.

Net sales for fiscal 2004’s fourth quarter were $26,448,845, compared with $24,567,338 reported for fiscal 2003’s fourth quarter.  Gross profit was $5,376,472, compared to $7,816,567 in the same period last year, and fourth quarter net loss was $2,653,705, or $0.42 per diluted share, compared with net income of $1,574,988 or $0.28 per diluted share, one year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “2004 was a significant investment year behind our Cruzan brand, and we anticipated losses in the premium brands business as the Company spent heavily on brand promotion.  Our efforts were rewarded with net sales growth of Cruzan Rum for the year of 24.1%.  Case sales of Cruzan Rum exceeded half a million cases, inclusive of sales originating from our U.S. Virgin Islands subsidiary.  We expect to continue our strategies to invest in the premium brands segment, continue to aggressively grow sales and position the Cruzan brand to contribute significant earnings in future years.”

Mr. Maltby continued, “Our other operating segments performed below expectations for the fourth quarter and the year.  A contributing factor was the impact of three hurricanes striking our main manufacturing and bottling facilities in Central Florida in August and September 2004.  While aggregate physical damage incurred was less than $100,000, these facilities suffered from multiple plant closings, power outages, shipment interruptions and incremental labor costs.  These losses were not reimbursable under our insurance policies because the losses for each hurricane did not exceed the per-occurrence deductible. “

“Our bulk alcohol operation was impacted in 2004 by a temporary decline in the sale of our higher-profit citrus brandy and spirits and higher raw material and energy costs.  The vinegar and cooking wine operations had higher raw material costs throughout the year which are now being passed on to customers.  Finally, our bottling operations sales did not recover as expected in the fourth quarter.  Responding to the significant bottling sales decline during the last two fiscal years, the Company has explored other alternatives, including further consolidation of its two bottling plants, a partial sale, and the shedding of less profitable product lines.  We have recently moved all bottling operations into our more efficient Auburndale, Florida plant, with the exception of a profitable vinegar, cooking wine and juice bottling line, which will continue to operate in our Lake Alfred, Florida facility.  These actions should bring these segments back to their historical profitability.”

Todhunter International, Inc. is a major supplier of rum, brandy and wine to the beverage alcohol industry.  The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  Todhunter intends that such forward-looking statements shall be subject to the safe harbors created thereby.  These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Forward-Looking Statements” in Todhunter’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.  As a result, future results may differ materially from the expected results represented by the forward looking-statements contained in this press release.

Contact:	Ezra Shashoua, Executive Vice President & Chief Financial Officer
William Viggiano, Controller
561-655-8977

—Financial Results Follow—

TODHUNTER INTERNATIONAL, INC.

Statements of Income

Periods ended September 30,	Three Months		Statement of Income as a% of Net Sales
	2004	2003	2004	2003

Net sales	$26,448,845	$24,567,338	100.0%	100.0%
Cost of sales	21,072,373	16,750,771	79.7%	68.2%

Gross profit	5,376,472	7,816,567	20.3%	31.8%
Selling, general and administrative	9,718,013	5,812,499	36.7%	23.7%

Operating income (loss)	(4,341,541)	2,004,068	-16.4%	8.2%
Interest expense	(431,790)	(792,956)	-1.6%	-3.2%
Other income, net	104,967	226,215	0.4%	0.9%

Income (loss) before income taxes	(4,668,364)	1,437,327	-17.7%	5.9%
Income tax benefit	2,014,659	137,661	7.6%	0.6%

Net income (loss)	$(2,653,705)	$1,574,988	-10.0%	6.4%

Earnings (loss) per common share:
Basic	$(0.42)	$0.28
Diluted	$(0.42)	$0.28

Common shares and equivalents outstanding
Basic	6,338,519	5,585,941
Diluted	6,338,519	5,668,618
Shares outstanding at end of period	6,338,519	5,576,234

TODHUNTER INTERNATIONAL, INC.

Statements of Income

Periods ended September 30,	Year		Statement of Income as a% of Net Sales
	2004	2003	2004	2003

Net sales	$96,415,699	$90,444,293	100.0%	100.0%
Cost of sales	68,683,722	61,174,613	71.2%	67.6%

Gross profit	27,731,977	29,269,680	28.8%	32.4%
Selling, general and administrative	31,311,358	23,204,978	32.5%	25.7%

Operating income (loss)	(3,579,381)	6,064,702	-3.7%	6.7%
Interest expense	(2,226,011)	(3,376,539)	-2.3%	-3.7%
Other income (expense), net	1,204,908	(241,335)	1.2%	-0.3%

Income (loss) before income taxes	(4,600,484)	2,446,828	-4.8%	2.7%
Income tax benefit	3,692,087	956,202	3.8%	1.1%

Net income (loss)	$(908,397)	$3,403,030	-0.9%	3.8%

Earnings (loss) per common share:
Basic	$(0.16)	$0.61
Diluted	$(0.16)	$0.60

Common shares and equivalents outstanding
Basic	5,800,931	5,574,456
Diluted	5,800,931	5,644,432

Shares outstanding at end of period	6,338,519	5,576,234

TODHUNTER INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a% of Total Assets
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003

ASSETS
CURRENT ASSETS
Cash and short-term investments	$3,833,828	$16,737,621	3.0%	12.0%
Receivables	20,418,736	18,746,413	16.0%	13.5%
Inventories	29,162,496	28,664,895	22.8%	20.6%
Other current assets	7,736,190	6,767,759	6.1%	4.9%
Total current assets	61,151,250	70,916,688	47.8%	50.9%

PROPERTY AND EQUIPMENT, net	39,949,850	40,056,612	31.3%	28.8%
OTHER ASSETS	26,731,526	28,325,773	20.9%	20.3%
Total assets	$127,832,626	$139,299,073	100.0%	100.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$4,000,000	$4,000,000	3.1%	2.9%
Accounts payable	11,868,947	6,288,431	9.3%	4.5%
Other accrued expenses	4,726,253	3,837,745	3.7%	2.8%
Total current liabilities	20,595,200	14,126,176	16.1%	10.1%

LONG-TERM DEBT, less current maturities	25,674,240	47,315,617	20.1%	34.0%

DEFERRED INCOME TAXES	648,000	5,243,000	0.5%	3.8%

OTHER LIABILITIES	1,091,248	2,002,761	0.9%	1.4%

STOCKHOLDERS’ EQUITY	79,823,938	70,611,519	62.4%	50.7%
Total liabilities and stockholders’ equity	$127,832,626	$139,299,073	100.0%	100.0%